UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: January 29, 2014

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

2

VimpelCom provides update on strategy and targets for 2014

at Analyst and Investor Conference

Announces new dividend policy to support deleveraging

and investment in future growth

Amsterdam (January 28, 2014)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today will present an update on its strategy, the Value Agenda, at the Company’s annual Analyst and Investor Conference in London. The Company also announced that its Supervisory Board approved a new dividend policy pursuant to which from 2014 it aims to pay annual dividends of USD 0.035 per share until the Company reaches a group Net Debt to EBITDA ratio of under 2 times. The Supervisory Board also decided that the Company will not make a final 2013 dividend payment.

During the Analyst and Investor Conference, VimpelCom’s leadership team will provide an update on its strategic Value Agenda at the Group level, as well as at its Business Units level. The Value Agenda is focused on increasing Net Cash from four main pillars:

•	Profitable Growth – driving revenue growth that leads to enhanced profitability by focusing on gaining share in mobile data revenues and capitalizing on areas such as Mobile Financial Services and partnerships with Over-The-Top players;

•	Customer Excellence – creating a superior customer experience, optimizing distribution and developing superior pricing capabilities by offering smart pricing in bundles, among other strategies;

•	Operational Excellence – focusing on cost efficiency programs throughout the entire organization; and

•	Capital Efficiency – deploying capital more efficiently through increased network sharing, continued business portfolio optimization and improving capital structure.

VimpelCom’s management will also provide annual targets** replacing the medium-term objectives previously provided by the Company. The annual targets for 2014 are:

•	Revenues and EBITDA to be stable year over year;

•	Net Debt / EBITDA of about 2.3 by the end of 2014; and

•	Capex / Revenues, excluding licenses, of approximately 21% in 2014.

Presentations from the conference and the link to the video webcast may be downloaded from the Company’s website: www.vimpelcom.com.

Jo Lunder, the Company’s Chief Executive Officer, stated, “Despite the challenging macro and regulatory environments in our markets, we continue to make progress against our Value Agenda, while focusing on creating long-term value by investing in future growth. We have strong positions in all of our markets and we see future growth potential, particularly across our emerging markets portfolio. VimpelCom continues to have an attractive combination of mature, strong cash-generating businesses and solid emerging market growth opportunities.” Mr. Lunder continued, “Today, the Company’s Supervisory Board decided to approve a new annual dividend target of USD 0.035 per share to support the Company’s deleveraging and investment in future growth.”

In taking its decision to adjust the dividend policy the Supervisory Board considered various factors, such as the Company’s desired leverage and investment levels, consistent with the conditions set forth in the Company’s prior dividend policy. The precise timing of dividends for a particular year will be determined by the Supervisory Board in the future.

*	The above targets assume constant currency movements, no major unexpected regulatory changes, the current asset portfolio mix and a stable macroeconomic environment

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s strategy, 2014 targets and the new dividend policy. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. The 2014 targets assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company’s countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its 2014 targets. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

2

Program A&I Conference 2014 Gerbrand Nijman Group Director & Head of Investor Relations London, January 28-29, 2014
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.
A&I conference program Tuesday 28 January Time Presenter Opening 16:00 Presentations CEO & CFO incl. Q&A 16:05 Jo Lunder, Andrew Davies Drinks 17:30 Sit-down dinner 18:30 Wednesday 29 January Russia incl. Q&A 09:00 Mikhail Slobodin Italy incl. Q&A 10:00 Maximo Ibarra Break 11:00 Africa & Asia incl. Q&A 11:20 Ahmed Abou Doma Ukraine incl. Q&A 12:05 Igor Lytovchenko Concluding remarks 12.50 Jo Lunder Lunch 13:00
Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: Investor_Relations@vimpelcom.com Install VimpelCom iPad App Visit our new website www.vimpelcom.com

Creating Value Investing in the future London, January 28-29, 2014 Jo Lunder CEO
Strategic value agenda to create value Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Last three years' performance Market developments and regulatory measures have not been favorable in 2013 2011 2012 9M 2013 EBITDA EBITDA Margin 0% YoY 42.6% +8% YoY 42.4% -1% YoY 40.6% Revenue 0% YoY +4% YoY +4% YoY Note: numbers represent organic growth 1 2010 - LTM 3Q13 2 EM= Emerging Markets = BU's Russia, Africa & Asia, Ukraine and CIS 3 Excluding licenses of USD 1.8 bn in 2011 and USD 0.1 bn in 2012 4 CAPEX LTM 3Q13 / LTM 3Q13 revenues CAPEX / Revenue Leverage 18%4 2.3x 17%3 2.2x 21%3 2.6x Macro economic and regulatory headwinds Russia GDP growth slowed down Continued weak economy in Italy Low growth environment in Ukraine Delay in 3G license allocation processes
Future growth drivers Subscriber growth from increase in mobile penetration Mobile data revenue growth; investing in high quality networks, 3G and 4G Continued emerging markets growth General economic recovery, particularly in Italy Global partnership agreements in the new eco system Uniquely positioned to convert these drivers into value creation
VimpelCom has an attractive emerging markets portfolio Solid market positions Strong cash flow generation Low leverage LTM 3Q13 Revenues USD 15.8 bn EBITDA USD 6.9 bn CAPEX USD 2.9 bn Cash Flow1 USD 4.0 bn Leverage2 1.2 1 EBITDA - CAPEX 2 Net Debt / LTM 3Q13 EBITDA Note: Our Emerging Markets portfolio = BU's Russia, Africa & Asia, Ukraine and CIS 70% of revenues in emerging markets Emerging market portfolio
2013 Emerging markets progress Russia Substantially improved mobile data network: at par in key regions Tripled number of owned mono-brand stores Launched LTE in Moscow Oblast and six regions Completed Phase 1 of the transformation process New management to implement Phase 2 of the transformation with focus on Customer Excellence Robust cash flow generation Stable market share during 2013
Algeria Solid performance and market leadership 3G license awarded Import of 3G equipment Negotiated settlement is preferred option International Arbitration: First hearing expected 1H14 Verdict expected by end 2014 Pakistan Stable market position Network modernization Rapid growth of MFS Robust performance Bangladesh Strong growth momentum 3G license awarded, rollout started Satisfactory performance 2013 Emerging markets progress Clear market leader in Algeria and Pakistan number 2 in Bangladesh
Ukraine Pressure on results, whilst taking measures to improve performance Solid growth of mobile data revenues Ongoing network modernization Operational excellence program continues Transformation program launched Solid cash flow generation 2013 Emerging markets progress Clear market leader
Kazakhstan Market share gain Successful transition to bundles Improved value proposition Strengthened performance Uzbekistan Transitioned to a 2-player market Improved network quality Strong performance Other CIS Strong mobile data growth Moved to value based commissions in all OpCos Introduced regional and data focused pricing plans Solid performance 2013 Emerging markets progress Market leader in Uzbekistan & number 2 in Kazakhstan
Italy provides a strong value creation opportunity Italy General macro economic recovery MTR reductions completed Continued outperformance with growing revenue market share Strong management team & WIND brand Carefully watching: Industry developments Financing options Strategic opportunities
Going forward we will give annual targets The objectives 2013-2015 and targets 2014 assume: constant currency, no major regulatory changes, current asset portfolio mix and a stable macro economic environment. Targets 2014 Revenue Stable YoY Mid single-digit CAGR EBITDA Stable YoY Mid single-digit CAGR CAPEX / Revenue (Excl. Licenses) ~ 21% ~ 15% Net debt / EBITDA ~ 2.3 < 2 Previous objectives 2013 - 2015
More long-term value in deleveraging and investing in high quality, 3G and 4G networks to capture high mobile data growth Paid ordinary DPS USD 0.8 per share for last 3 years, supported by strong operational cash flows Paid already USD 0.45 DPS for 2013; no further dividend for 2013 Future dividends of 3.5 US cents per share per annum until targeted leverage of 2.0 net debt / EBITDA achieved New dividend policy to support deleverage and investments
Conclusion Strong emerging markets portfolio Solid cash flow generation New dividend policy to support deleverage and investments We will invest in high quality mobile data networks for the future Italy provides a strong value creation opportunity Algeria: negotiated settlement preferred option; now clarity on arbitration schedule Value Agenda remains at the heart of our business
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Financial Value Creation London, January 28, 2014 Andrew Davies CFO
Finance organization to create value The role of the finance organization... ...is to create a more valuable company
The role of finance... ... is to provide proactive support to decision making while being the financial steward and conscience of the business and its assets A delicate balance of: Policeman Coach Supporter

Analyst & Investor Conference

© VimpelCom Ltd. 2014

Profitable organic growth[1]

Revenues[3]
(USD billion)


CAGR² +3% Total
CAGR² +5% EM⁴
21.7
22.6
22.6
14.3
15.4
15.8
7.4
7.2
6.8
FY11
FY12
LTM 3Q13

EBITDA[3]
(USD billion)


CAGR² +2% Total
CAGR² +5% EM⁴
8.8
9.5
9.5
6.0
6.8
6.9
2.8
2.7
2.6
FY11
FY12
LTM 3Q13

Cash flow[5]
(USD billion)


CAGR² +5% Total
CAGR² +9% EM⁴
4.3
5.9
5.7
2.8
4.4
4.2
1.5
1.5
1.5
FY11
FY12
LTM 3Q13

- Group Emerging Markets
- Italy

1 *All numbers are at average 3Q13 FX rate for comparability reasons, 2011 numbers are pro-forma due to Wind Telecom acquisition*
2 *CAGR: 2010 – LTM 3Q13*
3 *For organic growth and EBITDA definitions, please refer to the "Glossary" at the Investor Relations/Shareholder-center part of our website*
4 *EM= Our Emerging Markets portfolio = BU's Russia, Africa & Asia, Ukraine and CIS*
5 *Cash flow = EBITDA - CAPEX*

< 4 >

VimpelCom
(CHART) Strong EBITDA margins versus our global peers EBITDA Margin (9M 2013) VIP WE Telcos with CIS / CEE Exposure Emerging Market Others1 1 Others include a sample of more than 80 listed telecom operators in Developed, Emerging and Mixed Markets 2 Vodafone reported for 6M2013
Group value add Best practices sharing Procurement advantages $ Capex synergies $ Global partnerships
Sharing best practices MNP experiences Store design eBusiness: self-care harmonization B2B campuses Sales incentive schemes Customer experience programs Learnings from 3G and LTE launches Call centre processes
Solid progress against financial management objectives Improvement in working capital realized Successfully secured external funding USD 2.5 billion In-house finance company delivered first savings

Analyst & Investor Conference
© VimpelCom Ltd. 2014

Optimum funding model


External parties
Group Debt
Equity
VimpelCom Ltd.
Dividends to VIP shareholders
Dividends
VimpelCom Amsterdam
Dividends
In-house finance company
VimpelCom Holding
IC loan funding
Equity
Dividends
Local debt selectively
Cash generating entities
Other operating entities
Minimal legal entity layers
Dividends to minorities

< 9 >
VimpelCom
Improve financial standing Maintain BB rating short term Secure operating performance Secure cash flow up-streaming Gross debt to be around 3 times EBITDA maximum Grow to BB+ / BBB- Increase cash flow generation Deleveraging gross debt Moving towards ~ 2 times Net Debt to EBITDA, Investment Grade Flexible access to capital markets Lower cost of funding
Cash flow potential from financing improvements Debt optimization In-house finance company Gross debt reduction Withholding tax saving Updated potential 2013-2015 USD 50 million USD 150 million USD 150 million USD 50 million Assumptions: Resolution of Algeria, lowering Gross Debt, Italy continues to be self financing, simplification of legal structure Total USD 400 million per year
Leverage Total Group 2.3x net debt/LTM EBITDA1 Factors in Decision Making Macro economic environment Competitive environment Operational performance Potential interest savings Continued focus on delivering value in Italy Leverage VimpelCom EM2 1.2x net debt/LTM EBITDA1 1 As of September 30, 2013 2 EM= Emerging Markets = BU's Russia, Africa & Asia, Ukraine and CIS
Per share (CHART) (CHART) New dividend policy to support deleverage and investments Dividends (USD billion) Extraordinary dividend Ordinary dividend 1.3 1.2 0.79 0.80 0.79 0.80 1.4 More long-term value in deleveraging and investing in high quality, 3G and 4G networks to capture high mobile data growth Paid ordinary DPS USD 0.8 per share for last 3 years, supported by strong operational cash flows Paid already USD 0.45 DPS for 2013; no further dividend for 2013 Future dividends of 3.5 US cents per share per annum until targeted leverage of 2.0 net debt / EBITDA achieved Returned USD 5.3 billion to shareholders last three years
Conclusion Finance optimization opportunity Group value add New dividend policy to support deleverage and investments Solid cash flow generation
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Creating Value in Russia Mikhail Slobodin Group Executive Vice President and Head of Russia London, January 28-29, 2014
Strong free cash flow generation Good quality mobile network Strong mobile data revenue growth High EBITDA margin Robust cash flow generation Customer focus
Mobile data to grow in Russia with 24% CAGR Market dynamics* (Revenues in RUB billion) * Source: Company estimates 1 Voice revenue + messaging + roaming 2 B2B voice + B2C voice 3 Mobile Data + Other VAS + Content &M-Commerce + M2M 4 B2B non-voice + RBB + Pay TV Fixed data4 Mobile core1 -0.8% 3.6% Mobile data3 24% Fixed voice2 -2.5% 2.6% Total CAGR, % 2013-2016 (CHART) 1.562 1.520 1.478 1.445 2013 2014 2015 2016 Telecom market expected to grow with 2.6% CAGR 2013 - 2016, driven by mobile data

Analyst & Investor Conference

© VimpelCom Ltd. 2014

Russian telecom market

Mobile[1]

- ~87% prepaid market
- ~170% penetration
- 3 major players (MTS, Megafon and VimpelCom) with comparable market shares
- ARPU ~USD 10

Fixed[1]

- Rostelecom is still dominant market leader
- Voice traffic declining due to fixed-to-mobile substitution
- Residential broadband penetration ~54% and growing by ~2% per quarter

Mobile market share (including Rostelecom)[2]
(Service revenue), %


26%
29%
28%
7%
4%
5%
VimpelCom
MTS
Megafon
Tele 2
Rostelecom
Other

Fixed broadband market share[2]
(on subs), %


10%
39%
11%
9%
31%
VimpelCom
Rostelecom
Er-telecom
MTS
Other

[1] Source: Informa
[2] Source: official reporting of B3, T2, Rostelecom, others - BU Russia estimates

< 4 >
Regulatory issues 2014 MNP effective from December 2013 Moderate impact expected Content regulation Regulatory requirement to get customer approval for any VAS request Tech neutrality - 1800 band available for LTE deployment In the long-run tech neutrality is positive for all players as data growth will require more spectrum. Introduction of legal requirement to allow MVNOs We expect low impact in 2014
(CHART) Growing revenues due to strong mobile data revenue growth EBITDA margin and cash flows stabilized as savings from Operational Excellence program re-invested in data network and expansion of owned mono-brand stores Stable EBITDA margin and strong cash flows Total revenues (RUB billion) EBITDA & EBITDA margin (RUB billion) (CHART) (CHART) Cash flow1 & cash flow margin (RUB billion) 1 Cash flow defined as EBITDA - CAPEX
What have we delivered since last A&I Conference? Substantially improved mobile data network: at par with peers in key regions Improved distribution: tripled number of owned mono-brand stores New management appointed to implement phase 2 of the transformation Rolled out LTE in Moscow Oblast and 6 other regions Grew penetration of bundles in our subscriber base Continued Operational Excellence savings, supporting EBITDA margin Stable cash flow, despite significant CAPEX
Transformation Phase 2 : Customer focus 2012/2013 Fixing the basics Reaching par in mobile data network quality in key regions Roll-out owned mono-brand stores Operational Excellence 1.0 2014/2016 Phase 1 Phase 2 Build customer centric organization Focus on Customer Excellence Cultural transformation Further improvements in mobile data network quality Operational Excellence 2.0
Strategic initiatives pursued to achieve group objectives Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Customer Excellence NPS as primary tool for improvements and measurement Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence CUSTOMER CARE WEB SALES OFFERING Company wide NPS Strategic tool used for benchmarking KPI for management performance Customer loyalty and satisfaction NPS customer touch-point Operational tool Measure NPS on each level Actionable improvements Market research department, VimpelCom Customer experience, VimpelCom Call center social media Self-care Mono-brand stores Outbound targeted marketing
Customer Excellence Creating a superior customer experience Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Launched employee engagement campaign: "One day with the Client" Tripled number of mono-brand stores in 2013 Closed the gap in 3G coverage and doubled network speed Launched initiatives to address customer pain-points Improve customer perception
Customer Excellence Network quality at par with peers Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Russia Moscow (CHART) 4Q12 3Q13 4Q13 2Q13 1Q13 (CHART) 4Q12 3Q13 4Q13 2Q13 1Q13 +43% +30 p.p. +188% +34 p.p. HSPA+ coverage 3G base stations (K units)
(CHART) Owned mono-brand stores 400 1,240 Increased distribution via mono-brand stores 4Q12 Provide service to subscribers Stimulate data through access to devices Diversify distribution Enhance marketing communication Decrease churn Key facilitator to sell data Decrease churn and increase active sales Increase awareness and loyalty Owned mono-brand Euroset Mono-brand franchise Other retailers (CHART) 4Q13 Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Customer Excellence Owned mono-brand stores tripled
Customer Excellence New value proposition supported by clear communication Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence New campaign to improve customer perception New value proposition New slogan for the Beeline brand New campaign to improve customer perception Live Journal CEO Beeline (popular blog in Russia)
Customer Excellence Simplify pricing Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Continuously shrink tariff portfolio to simplify customer choices Currently we have 4 bundle price plans and 1 on-net offering, plus special offerings for tablets, dongles Our target is to sufficiently reduce number of different options, while still addressing specific needs For smartphones For feature phones For tablets For USB-modems Simplified tariff portfolio reduces complexity
Today Phase I Phase II LTE network roll out plan Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence LTE commercially launched in Moscow and 6 license regions LTE to be launched in 19 regions in 1H14 (Phase 1), including St. Petersburg, Moscow Oblast, Ekaterinburg, N. Novgorod, Rostov-na-Donu, etc. Ready to adjust LTE network roll out based on market demand Launch of LTE in more regions in 2H14 (60 regions, Phase 2) if supported by market demand Profitable Growth Accelerated LTE network roll out Expect to cover half of population by end of 2015
Profitable Growth Driving mobile data Focus on small and medium screens Increase smartphone penetration and usage Improved network quality and LTE launch in Moscow and 6 regions Increased bundled price plans twofold Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Data revenue & traffic growth (RUB & Gb billion) (CHART) Data revenue Data traffic (CHART) 63% FY12 FY11 37% LTM 3Q13 Data revenue (CHART) 14% FY12 FY11 86% LTM 3Q13 Small Screen Large Screen Traffic split
Improved decision making processes and performance management Effective personnel management and development of organizational capabilities Network sharing, network maintenance outsourcing Supply chain optimization Shared service center for Finance, HR and Procurement Improve efficiency while improving customer service Operational Excellence 2.0 Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Growing level of CAPEX requires improvements in investment allocation & prioritization processes Increased level of accountability Improvement of quality of investment cases and decisions taken Greater focus on project management Focus on monitoring and post investment reviews Tighter control Optimization of investment portfolio Thorough expertise of each investment case Investment projects standardization Network sharing and outsourcing Capital Efficiency Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Exploring new growth areas Mobile financial services OTT Direct billing with key OTT application store players Google Play direct billing achieved 100,000 active users Expected MFS growth in 2014: up to 5 million users and revenue growth 40% New mobile & loyalty card, cash loans, money transfers in mono-brand Launch MFS mobile app Big data opportunities Customer experience improvement Up-sell and cross-sell of own services Partnerships to offer more relevant services Digitization Growth of online top-up channels from 23% to 29% Self-care apps development Online sales
Moving to a customer centric organization Close the customer perception gap Customer centric organization and cultural transformation Initiatives to improve efficiency while improving customer service New customer value proposition New business model to create sustainable growth base Exploring new growth areas Creating value in Russia
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Creating Value in Italy Maximo Ibarra Group Executive Vice President and Head of Italy London, January 28-29, 2014
1 Source: AT Kearney benchmark Delivering on our objectives Market outperformer consistently increasing market share One of the most efficient operators in Europe1 delivering the highest EBITDA margin among third entrants Solid operational cash flow generation Market leader in customer satisfaction Smart Value for Money operator delivering good network quality on all technologies Two strong brands: WIND and Infostrada exploiting business synergies "WIND Digital" to develop innovative services and address 'digitally native' segment
'PoS are King', commissions focused on acquisition quality, moving to a 'value partnership' model based on PoS quality selection 'All Inclusive' across the board Prepaid-Postpaid, Consumer-Business Full integration of mobile internet-DSL and fixed-mobile voice Single advertising format and testimonials for entire product portfolio and across all segments Unified customer care and CRM across all segments. Enhanced 'social approach' N.1 in social media response Competitive positioning evolution Competitive 'Smart value for money 2.0' Guarantee good quality user experience through a seamless data experience regardless of technology Maintain leadership in customer satisfaction through excellence in all customer touch points Strong focus on delivery Efficient "execution model" (operational excellence in CAPEX and OPEX) Guarantee end-to-end high quality customer experience One distribution One product One brand One customer care Innovative and attractive pricing, clear and transparent offer, focus on mobile data and digital innovative services Good quality network Best customer relationship Smart value for money proposition
WIND: Smart value for money 2.0 CUSTOMERS WIND brand perception: the best "quality to expenditure ratio" Creation of a digital sub-brand Web Long term quality commitment and innovative revenue sharing approach Point of Sale Network availability and performance in line with customer expectations Data quality Most reliable testimonials for all products Advertising Innovative CRM approach CRM New and evolved IT platforms Processes
Market expected to return to growth in 2016 2013 market decline driven by intense mobile price competition coupled with MTR cuts Half of mobile market decline driven by regulatory impacts (MTR cuts) Data and innovative services expected to fuel future growth Market dynamics1 (Revenues in EUR billion) Fixed data Mobile voice + Messaging -6% +2% +10% Fixed voice -4% -1% Total CAGR, % 2013-2016 (CHART) 1 Fixed market excludes incoming, wholesale and CPE revenues; source: IDC September 2013 Mobile market excludes CPE revenues; source: internal estimates. WIND continues to outperform (CHART) Mobile data (CHART) Market WIND 8% 37% -1% 5% Fixed data 2013E vs. 2012 Mobile data

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Competitive situation and market trends

Difficult economic environment

- GDP trend[1] remained negative in 2013; expected to return to growth in 2014
- Unemployment rate expected to remain above 12% in 2014/2015 with youth unemployment above 40%[3]
- Family Consumption Index was negative in 2013

Italian market ecosystem

WIND Più vicini.

Impressive value share growth, particularly in consumer segment and Northern Italy


WIND consumer value share (%)
2009
3Q13
21.1%
78.9%
26.3%
73.7%
Customer base market share² (%)
2009
3Q13
10.0%
20.9%
34.0%
35.1%
10.3%
24.3%
31.2%
34.2%
WIND
TIM
Vodafone
H3G

[1] Source: ISTAT (Nov '13)
[2] Market share on SIM cards excluding MVNO
[3] Youth unemployment: age 15-24

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VimpelCom
2014 market and regulatory expectations 2014 Challenges Customer needs evolution Digital opportunities Surplus distribution New services and business opportunities arising New players coming into the market Necessary to re-think service value chain WIND and Vodafone ?700 mono-brand stores each; TIM ?1,300 Necessary to reduce overall number of gross adds and related acquisition costs Voice centric to data centric Same user expectations regardless of type of device or type of access Data network quality is a 'must' Competitive positioning Regulation Big players with very similar competitive positioning Necessary to evolve, focusing on new differentiating factors European commission rules: Single EU market on roaming "Defending incumbents" position through favorable conditions in order to push fixed fiber roll out New LLU prices approved by AGCOM in 2013 confirmed; 2014-2016 values still under scrutiny Several announcements on NGN made but no material developments in 2013
Strong operational performance despite market context (CHART) (CHART) EBITDA EBITDA Margin Revenues (EUR billion) EBITDA and EBITDA margin (EUR billion, %) Operating free cash flow1 and operating free cash flow margin (EUR billion, %) Mobile service rev. 9M13 vs 9M12 Mobile service rev. 9M13 vs 9M12 WIND -10.9% TIM -17.0% Vodafone -18.6% Mobile EBITDA 9M13 vs 9M12 Mobile EBITDA 9M13 vs 9M12 WIND -11.2% TIM -17.1% Vodafone -25.7% (CHART) Operating free cash flow Operating free cash flow margin 1 Cash flow defined as EBITDA - CAPEX without licenses
What have we delivered since last A&I Conference? Continued market outperformance Market leader in mobile data growth Best in class customer service Lowest SAC through efficient distribution strategy Fixed margins increased sharply Network transformation project delivered savings for more than EUR 40 million Strong operational cash flow generation
Strategic initiatives pursued to achieve group objectives Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Clear positioning, simple offers and customer care as pillars for customer excellence Maintain leadership in customer satisfaction through excellence at all touch points coupled with advanced CRM activities Enhanced 'social approach' confirming WIND as best-in-class social media response Improve customer experience through enhancement of digital capabilities Customer Excellence Best customer relationship Customer Satisfaction Index - Mobile (CHART) (CHART) 3Q13 2Q13 Net Promoter Score in 2Q-3Q 2013 Mobile Consumer Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Customer Excellence Focus on high value subscribers and profitability SIM with at least one single bundle option (%) Mobile SME/SoHo gross adds through shops (thousands) Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence (CHART) (CHART) +39% Focus on acquisition of higher value customers: mobile postpaid and SoHo/SME as well as LLU fixed customers Defend higher ARPU, ethnic customer base and continue to grow in the northern regions of Italy Effectiveness of fixed strategy demonstrated by increase in margins, increased penetration of both direct and dual play customers De-focus on lower margin indirect customers driven by the new fixed strategy
Customer Excellence Enhance distribution: point of sales long term quality commitment Fixed net adds through retail distribution channels (shops) (%) Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Improved sales footprint by reducing low-performance distribution Reduced dependence on push channels with increased utilization of inbound sales: switch acquisition focus from quantity to quality Reinforce linkage of incentive schemes to acquisition quality Focus on owned and retail shops across all segments extracting synergies between fixed and mobile Refresh mono-brand distribution with a new layout
Customer Excellence One product & one brand Mobile customer base with "All Inclusive" (million) Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence (CHART) State-of-the-art commercial proposition: "All Inclusive" extended across the board Innovative and attractive pricing proposition Simplified options portfolio Upselling through self-tailored options to add to "All Inclusive" bundle Push on convergence through "All Inclusive" bundle: Fixed voice & ADSL + Mobile voice, SMS & data Leverage a strong, unified brand across all segments Advertising with single format and testimonials for entire product portfolio and across all businesses Best testimonials for all products with a very efficient TV and web mix to improve brand perception
1 Mobile internet includes consumer customers that have performed at least one mobile Internet event in the previous month Profitable Growth Win in mobile data Mobile internet customer base1 (thousands) Doubled WIND mobile internet revenues (EUR million) 2.5 times Continued to outperform the market on mobile data growth Mobile broadband growth driven by increasing data users penetration via "All Inclusive" bundles Market leader in Android device penetration Continued focus on convergence through shared data availability between fixed and mobile Data centric pricing with QoS upselling Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Launch of innovative end-to-end digital services with focus on Mobile Financial Services Identify partnerships to build stronger value proposition and identify new revenue streams Leverage all digital touch-points to improve customer experience and streamline operational costs: eCare and My WIND App to reduce call center contacts Digital Top Up and SIM on-line to reduce commissions Future proof in addressing "digitally native" generation Leveraging on global contracts with OTT players: e.g. strong partnership with Google for carrier billing integration My WIND App for smart-phones and tablets downloaded more than 3 million times: allows WIND's customers to manage both mobile and fixed services WIND Digital "ad hoc" business unit created to exploit new business opportunity and digital innovative services Revenue share model with Google play; over 1.1 million downloads within first eight months Mobile ticketing available on main cities' public transportation, planned to be extended in Rome and Milan Purchase of «digital goods» charged with direct billing on customers' mobile account, key driver of market growth NFC Technology continued trial: Short-range wireless technology that enables the communication between devices Profitable Growth WIND Digital: initiatives to grow beyond the core Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Recurring waves in order to optimize all P&L's OPEX cost lines Description (CHART) -10% Advertising optimization: Same format and same testimonial for the entire product portfolio and across all segments, without impacting on communication efficiency Established dedicated organization to optimize rental and power costs through BTS modernization, supplier renegotiations and data center consolidation Site rental optimization through launch of new sites negotiation model and focus on site sharing Re-design and simplify IT systems to improve time to market, accelerate product development and enable 360° customer response In-sourcing activities and maintenance optimization in order to maximize productivity "Build The Network" project implemented in 2013 enabling WIND to achieve approximately €40-45 mln saving on CAPEX vs. 2012 with the same amount of equipment installed Cost efficiency program Initiative Advertising optimization Rental & Power Technology Network HR Rental ADV Power Total Operational Excellence Drive cost efficiency EUR million Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Capital Efficiency Network Launch in 2014 of the MVNO service with Poste Mobile Tower sale Exploit joint network build-out with OLOs Balanced mix of investments between HSPA+ and LTE aiming to provide a seamless "surfing" experience HSPA+ at 42 Mbps deployed in largest Italian cities, to be extended to more than 100 main cities by the end of 2014 with 21 Mbps already available in all cities LTE available in 17 largest Italian cities by the end of 2014 utilizing 800 MHz spectrum; Rome, Milan and main airports hotspots already active Explore fixed fiber common network opportunities in addition to the agreement signed with Metroweb Powered by Current status Future opportunities Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
WIND's focus in 2014 WIND to continue outperforming its competitors and strengthening its position in the Italian market Solid free cash flow generating machine enhanced by lean cost structure Continue to focus on market segments where current share is lower than fair share Continue to monetize mobile data through both HSPA+ and LTE Strong and passionate management team Delivering on our objectives
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Creating Value in Africa & Asia Ahmed Abou Doma Group Executive Vice President and Head of Africa & Asia London, January 28-29, 2014
Growth potential throughout Africa & Asia due to relatively low penetration rates Maintained leading market positions in main markets Expanding mobile data and VAS revenues Network CAPEX and OPEX efficiency by modernizing networks Cost optimization Leading market positions in A&A
Market leadership in large underpenetrated markets Competitive landscape and market trends Geographic footprint1 VimpelCom operates in 7 countries with low levels of mobile penetration and high potential for mobile data services Algeria: Despite limitations, Djezzy remains a profitable market leader with significant mobile data potential Pakistan: Mobilink leads the market, and has great potential for revenue growth through mobile data, MFS and VAS Bangladesh: In a large market with low penetration levels, banglalink is a leading operator with strong focus on increasing value share in a rapidly growing market 1 Source: CIA Factbook. Mobile penetration is based on subscriber figures and market share as at September 30, 2013 Geographic footprint: Algeria, Pakistan, Bangladesh, Central African Republic, Burundi, Laos and Zimbabwe (not consolidated) Total population: 430 million Average penetration: 60% Average GDP/capita: USD 2,900
Delivering profitable growth in BU Africa & Asia Revenues (USD billion) 1 Cash flow is EBITDA less CAPEX (CHART) (CHART) EBITDA and EBITDA margin (USD billion) Cash flow, cash flow margin1 (USD billion) (CHART)

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Djezzy - Overview



Population[1]: 38 million
GDP/capita[1]: USD 7,600

Market size[2]: 32.4 million
Penetration[2]: 85%

Market players (subs):
- Djezzy (17.0 million)
- Mobilis (8.1 million)
- Ooredoo (7.3 million)

Market shares[3]


22%
53%
25%
Djezzy
Mobilis
Ooredoo

Macro environment

- GDP growth for FY 2012/2013 of ~2.5%
- Government, trade and agricultural sectors account for over 60% of GDP
- 28% of the population is under 15 years old
- Presidential elections expected to commence in April 2014

Competitive landscape

- **Djezzy:** high brand perception with solid market leadership with high control over distribution
- **Mobilis:** incumbent operator maintained by the government, has a strong relationship with the regulator and has been very active on the commercial front lately
- **Ooredoo:** seen as a multimedia operator that offers lower prices, more promotions, subsidies and higher incentives to the retail channel

Regulatory environment

- Djezzy continues to face stringent conditions from regulator regarding promotions and products
- Djezzy awarded a 3G license in December 2013 and received an exceptional approval from the Bank of Algeria for foreign paymentsfor 3G equipment
- Government plans to list 10 public companies on ASE, including Mobilis

Strategic direction

- Launch 3G services targeting high value data users
- Maintain leadership in customer experience and NPS
- Emphasize Djezzy as the preferred Algerian mobile brand while launching 3G
- Maintain a solid network performance from 3G roll out and 2G network modernization and expansion

[1] *CIA Factbook*
[2] *Penetration figures are provided based on OTA closing base and our data warehouse (DWH) figures for competition*
[3] *DWH market share*

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VimpelCom
Djezzy - Resilient market leadership despite limitations Revenues (DZD billion) EBITDA and EBITDA margin (DZD billion) Cash flow, cash flow margin1 (DZD billion) (CHART) (CHART) 1 Cash flow is EBITDA less CAPEX (CHART)

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Mobilink - Overview



Population[1]: 193 million
GDP/capita[1]: USD 2,900

Market size[2]: 129.6 million
Penetration: 53%

Market players (subs):
- Mobilink (37.4 million)
- Telenor (32.3 million)
- Ufone (24.8 million)
- Zong (22.3 million)
- Warid (12.8 million)

Market shares[2]


10%
29%
17%
19%
25%
Mobilink
Telenor
Ufone
Zong
Warid

Macro environment

- GDP growth for FY 2012/2013 of ~3.7%
- Continued devaluation of the Rupee against the USD
- Power shortfalls persist
- 34% of the population under 15 years old
- New government elected and in place since May 2013, working on achieving political stability and economic reform

Competitive landscape

- **Mobilink:** market leader in a five player market
- **Telenor:** value-driven operator with strong market position via youth, mobile data offers and MFS
- **Ufone:** positive mass market perception and aggressive pricing strategy
- **Zong:** aggressive on pricing and market share gain
- **Warid:** conducting due diligence to exit the market

Regulatory environment

- New PTA chairman appointed in 4Q13
- 3G auction process reinitiated by the government
- Government increased withholding tax on recharge to 15% and also increased commercial electricity tariffs by 30% effective October 1, 2013
- Trends of fewer forced network shutdowns

Strategic direction

- Continued focus on network modernization to achieve 3G readiness
- Further enhance operational excellence initiatives
- Retain leadership in mobile data
- Capture market opportunity in MFS
- Enhance customer experience through better quality of service

[1] CIA Factbook
[2] Market share as provided by the regulator as of September 30, 2013

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VimpelCom
Mobilink - Steady growth and successful cost savings initiatives 1 Cash flow is EBITDA less CAPEX Revenues (PKR billion) EBITDA and EBITDA margin (PKR billion) Cash flow, cash flow margin1 (PKR billion) (CHART) (CHART) (CHART)

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banglalink - Overview



Population[1]: 164 million
GDP/capita[1]: USD 2,100

Market size[3]: 110.7 million
Penetration[2]: 68%

Market players (subs):

- GP (46.0 million)
- Banglalink (28.1 million)
- Robi (24.8 million)
- Airtel (8.0 million)
- CityCell (1.3 million)
- TeleTalk (2.3 million)

Market shares[3]


25%
42%
23%
7%
1%
2%
bangalink
Grameenphone
Robi
Airtel
Citycell
Teletalk

Macro environment

- GDP growth for FY 2012/2013 of ~6%
- The world's highest population density
- 33% of the population under 15 years old
- BDT continued to appreciate against the USD
- Elections and political instability

Competitive landscape

- **banglalink:** 2nd in a six player market with an innovative brand positioning among youth segment
- **Grameenphone:** largest network, perceived as best in quality and coverage
- **Robi:** aggressive on prices and communication
- **Airtel:** mainly focused on youth
- **CityCell:** CDMA operator
- **TeleTalk:** Run by national fixed incumbent BTCL

Regulatory environment

- Four 3G licenses were awarded in September 2013 during an auction for 8 blocks of spectrum, each consisting of 5 MHz (uplink and downlink). 5 of the 8 blocks were awarded
- **banglalink** launched 3G services in October 2013
- The government reduced SIM tax to BDT 300 from BDT 606 during 2Q13

Strategic direction

- Capitalize on introduction of 3G and maximize revenue from mobile data segment
- Improve Revenue Market Share
- Grow beyond the core and expand on MFS and VAS fronts
- Maintain price leadership strategy
- Focus on spectrum optimization, network sharing and modernization

[1] *CIA Factbook*
[2] *Penetration figures are provided based on BTRC published figures*
[3] *BTRC market share*

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VimpelCom
banglalink - Negatively impacted by regulatory and governmental actions 1 Cash flow is EBITDA less CAPEX Revenues (BDT billion) EBITDA and EBITDA margin (BDT billion) Cash flow, cash flow margin1 (BDT billion) (CHART) (CHART) Excluding 3G license fees (CHART)
Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Strategic initiatives pursued to achieve group objectives: what did A&A deliver since last A&I Conference? Win in mobile data Grow beyond the core (MFS, OTTs) Network modernization Create superior customer experience Optimize distribution Develop superior pricing capabilities Drive cost efficiency
Customer Excellence: enhanced leadership positions and created superior customer experience Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Achievements in 2013 Created customer experience function directly reporting to OpCo CEOs Top-down NPS in place in Algeria, Pakistan and Bangladesh alongside bottom-up NPS in the Customer Care Touch Points in Bangladesh and Pakistan In Bangladesh, increased Below The Line ("BTL") activities for better customer engagement and launch of segment based, customized offers In Algeria, continued to increase number of partners enrolled in our loyalty program Strategic initiative Create superior customer experience In Bangladesh, launched integrated channel campaign including a restructured ARPU linked, distribution incentive scheme and attractive trade promotions In Pakistan, increased the number of contracted retailers to exceed 50k In Algeria, initiated cost-free channel incentives using special numbers Optimize distribution
Customer Excellence: enhanced leadership positions and created superior customer experience Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Achievements in 2013 In Bangladesh, pursed attractive tariff moves Above The Line ("ATL"), to maintain price leadership and perception. Concluded Intelligent Network swap with new pricing features, launch of segmented tariffs, new bundles portfolio and compelling BTL activities In Algeria, launched revamped corporate offers to serve the value based pricing initiative In Pakistan, increased effective tariffs as part of our smart pricing strategy Strategic initiative Develop superior pricing capabilities
Profitable Growth: started to realize data potential and grow beyond the core Achievements in 2013 In Algeria, Pakistan and Bangladesh, mobile data revenue1 showed high double digit growth rates In Algeria, the number of data subscribers1 showed triple digit growth YoY, while achieving a double digit growth in Pakistan and Bangladesh In Bangladesh, launched Facebook zero and Wikipedia zero to drive growth of mobile data customers In Bangladesh, secured 3G license in September 2013, and officially launched 3G services in October 2013. Now services are available in some regions of Dhaka, Chittagong, Khulna and Sylhet In Algeria, received the final 3G license in December 2013 and expect to launch in 1H14 Strategic initiative Win in mobile data Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence 1 Mobile data revenues and number of data subscribers as of end of September 2013
Profitable Growth: started to realize data potential and grow beyond the core Achievements in 2013 In Pakistan, expanded MFS through more than 23,000 POS with active promotional campaigns banglalink achieved double digit growth of MFS revenues by cooperating with several local banks and expanding the scope of its operations with Bangladesh Post Office in December 2013 Partnership with OTTs (WhatsApp, Facebook zero, Wikipedia zero) Strategic initiative Grow beyond the core (MFS, OTTs) Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Operational Excellence: continued focus on structural costs improvements Achievements in 2013 In Bangladesh, achieved 41% site sharing, outsourced 31% first line maintenance, 53% new sites installed, free cooling units installed on 69% of macro sites In Pakistan, marketing expenses decreased to 2.5% of revenue in 2013 compared to 3% of revenue in the previous years, despite one time activity of brand unification and rebranding. On the technical front, we are starting to realize benefits of network swap and modernization project In Algeria, initiated a local spare parts repair center and re- usage/recharge of site batteries, resulting in CAPEX and OPEX savings Strategic initiative Drive cost efficiency Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Capital Efficiency: leveraged group size to achieve capex efficiencies Achievements in 2013 In Algeria, maintained network quality leadership despite regulatory restrictions Following receipt of necessary approvals from the Algerian authorities in 4Q13, Djezzy partnered with leading international vendors to develop the 3G network banglalink's network modernization program was awarded to leading international vendors and is progressing on track In Pakistan, a full network modernization and swap program is on track Strategic initiative Network modernization Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence 3G
Focus in 2014: Customer Excellence Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Develop superior pricing capabilities Drive adoption of commitment based/bundle packages Target high value and youth segments with segmented offers. Revamp corporate and SME tariffs Increase value gain by exploring price increase options while optimizing network loads Implement periodic acquisition offers to support gross additions Leverage Intelligent Network features and capabilities Increase network utilization in low utilization areas and time windows by location and traffic-based pricing Improve customer experience Build customer experience toolkits for own shops, Call Centers / Customer Based Management Implement digital media communication strategy and link social media interaction with customer care Develop in-depth customer profiles using state-of- the-art analytics Focus on customer experience by creating a customer experience management department Development of new distribution channels Enhance tools for monitoring customer network quality experience Bottom-up NPS and improve customer experience team
Focus in 2014: Customer Excellence Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Optimize distribution network Develop sales structure to better align segment needs, launch a commission scheme for 3G Develop new regional warehouses to improve distribution Restructure indirect sales team and their incentive system to improve performance Ensure higher sales from retail channels by footprint expansion and introduction of retail loyalty programs to support sales Increase reach through more effective channel management Avoid commission arbitrage
Focus in 2014: Profitable Growth Win in mobile data In Algeria, launch 3G services in 14 Wilayas (provinces) and offer attractive mobile data promotions starting from 1H14 Djezzy as application start-ups incubator, to create a mobile data ecosystem Leverage OTT and other partnership deals and focus on popular/regional content and mobile applications. Develop specific pricing structure for 2G and 3G Introduce 3G services and bundle offers Growth beyond the core (MFS, OTTs) New revenue growth levers: MFS and ICT Drive VAS penetration by introducing campaign management solution for upselling Pursue MFS through completion of product portfolio Ensure the activity of agents by managing liquidity in the market Development of pricing structure and retail distribution Expand partnerships with banks and utility companies and launch banglalink's MFS portal Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Focus in 2014: Operational Excellence Drive operational excellence Drive Network and IT efficiency through free cooling and power saving, data center consolidation Increase outsourcing efficiency Focus on network modernization and IT excellence Technical warehouse optimization Commission structure optimization and renegotiation of IT contracts Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Focus in 2014: Capital Efficiency Increase network sharing In Pakistan and Bangladesh, enhance infrastructure sharing and outsourcing to improve CAPEX/OPEX Set targets for local technical teams for site sharing percentages on the new rollout sites Rollout of 3G sites in Algeria, Pakistan and Bangladesh Leverage group size in procurement Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Conclusion Significant mobile data opportunities through the deployment of 3G services Growth potential due to relatively low penetration rates Defend market leadership in Algeria and Pakistan Continued focus on profitable growth and cost saving initiatives Network modernization continues to be one of the main pillars Growth beyond the core (especially MFS in Pakistan and Bangladesh) Creating value in Africa & Asia
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Creating Value in Ukraine London, January 28-29, 2014 Igor Lytovchenko Group Executive Vice President and Head of Ukraine
Leadership position in mobile Attractive growth in the fastest growing segment, mobile data High margins and cash flows Transformation towards Operational Excellence by reloading commercial strategy and operational governance Market leader with strong cash flow
Telecom market expected to grow 0.3% CAGR 2013 - 2016, with mobile data being key growth driver Market dynamics2 (Revenues in UAH billion) 1 Assumes no 3G in Ukraine 2 Source: UBU analysis Fixed data Mobile voice -0.9% +4.2% Mobile data +7.4% Fixed voice -2.3% (CHART) 24.1 2016 6.6 23.4 2015 2013 6.4 23.9 23.6 2014 6.1 5.8 +0.3% Total CAGR, % 2013-2016 39.2 39.4 39.6 39.6 Mobile data market to grow by 7.4% CAGR1

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Kyivstar is the market leader in mobile

Mobile

- Major players are Kyivstar, MTS and Astelit ("Life" brand)
- Kyivstar is the leading integrated operator with #1 in mobile and #2 in fixed residential broadband
- Penetration ~120%, ~87% pre-paid market
- Mostly bucket pricing with high MOU of ~500
- In absence of large scale 3G, CDMA players grew data revenues to ~8% of mobile revenues

Fixed

- Major competitors: Ukrtelecom, Volia, Vega, Datagroup
- Fixed broadband growth >20%; fragmented market with potential for consolidation

Mobile market share
(Service revenue), %


14%
3Q13
47%
38%
Kyivstar
MTS
Life

Fixed broadband market share
(on subs), %


13%
52%
3Q13
25%
10%
Kyivstar
Ukrtelecom
Voila
Other

< 4 >

Continued strong cash flow generation despite pressures Taking measures to improve performance Total revenues (UAH billion) EBITDA & EBITDA margin (UAH billion) (CHART) (CHART) EBITDA EBITDA margin Pressure on results primarily as customers switched to lower priced bundled tariff plans and lack of up-selling EBITDA margin and cash flow margin still at high levels Cash flow1 & cash flow margin (UAH billion) (CHART) 1 Cash flow defined as EBITDA - CAPEX
Challenges for 2014 Progress on actions and main achievements Kyivstar is the mobile market leader with ~47% revenue market share Mobile data revenues growing more than 10% YoY in 9M13 Commercial investments to secure mobile market potential in a highly competitive market Ongoing network modernization Operational excellence program continues to deliver improved cost performance Achievements in 2013 "#Kyivstar Reload" transformation program launched
Enablers: Enhanced culture & values Sharper performance management & robust operational governance Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Commercial strategy: New products & services Lean operations Commercial strategy: Offers and pricing Churn Optimized sales & service channels Image & positioning New organization Lean operations Strategic initiatives pursued to achieve group objectives: Kyivstar Reload as part of the value agenda
Customer Excellence Granular commercial strategy with clearly shaped priorities Optimized sales & service channels New products & services Churn Offers and pricing Image & positioning Enabled by reloaded business model, governance and first class organization Commercial strategy: value based management with laser focus on the customer Profitable Growth
Customer Excellence Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Offers and pricing - Superior pricing frameworks Re-balanced tariff portfolio including data and introduce differentiation in ATL tariffs Differentiate the tariffs by regions, new strategy for public versus private pricing / promotional activities Churn - Turnaround customers' base management Segmented portfolio of offers and the offer assignment strategy Optimized number of customer contacts; pragmatic, efficient and targeted communications with customers Improved loyalty programs
Customer Excellence Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Optimized sales & service channels Competitively incentivized POS and salesforce Rationalized distribution portfolio with close steering on POS level; increased monobrand attractiveness Image and positioning Consolidate Kyivstar brand equity positioning in the market around Kyivstar's core brand values (network quality, value for money, active care) Regain customer confidence and perception on Kyivstar offers as being simple, transparent and fair
Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Profitable Growth New products & services Win in mobile data (incl. devices) Growth of mobile data penetration through customer-oriented pricing Growth beyond the core Continue investing in MFS & direct relationships with biggest merchants Partnerships with biggest handset manufacturers Strong fundamentals for future growth and returns
Operational Excellence Enablers Enhanced corporate culture and renewed customer centricity as key cultural values Performance management High employee engagement New operational governance and decision-making framework Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence
Operational Excellence Lean operations Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence "One step resolution" of customers' requests Process & policy re-engineering with new operating model Maintained continuous and sustainable cost efficiency improvement cycle Employing cutting edge energy efficiency, data and capacity management Revenue assurance instruments to further improve business operations
Operational Excellence Moving to a new organization Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Implementation of a new operating model with functional centralization Previously employed regional matrix structure turned to be inefficient in such highly saturated market New operating model enables us to significantly reduce management layers, streamline decision making and enhance customer satisfaction
Capital Efficiency Elevate Kyivstar's capacity to be ready for the future Profitable Growth Increase Net Cash Capital Efficiency Customer Excellence Operational Excellence Smart investment philosophy enabling Kyivstar to maintain effective CAPEX to Revenue ratio, without sacrificing its network modernization program
Ensure leading position and cash flow optimization Creating value in Ukraine Grow our leadership position in mobile Capitalize on mobile data revenue growth Maintain high margins and cash flows Transform operations and organization
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

Concluding Remarks London, January 28-29, 2014 Jo Lunder CEO
Strategic Value Agenda remains at the heart of our business One of the most profitable global groups Further growth potential, but challenging 2014 environment expected Focus on solid cash flow generation Investments in high quality mobile networks for the future New dividend policy to support investments and deleverage Italy provides a strong value creation opportunity Algeria: negotiated settlement preferred option; now clarity on arbitration schedule Clear group strategy Creating value for customers and investors
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's 2014 targets, its new dividend policy, its plans in Italy, its goal to deleverage and improve its credit ratings and its aim to improve cash flow potential. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. The forward-looking statements assume that there are no unexpected adverse currency changes and regulatory actions and a stable macroeconomic environment in the Company's countries of operation. These discussions and assumptions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow in line with its targets or that it will be successful in executing its strategy and achieving its objectives. Further, there can be no assurance that the Supervisory Board will approve any future dividend payments, the amount thereof or the timing of dividend payment approvals. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.